Fundraise Up

Technology Software Artificial Intelligence Fin Tech Social Impact

Help nonprofits around the world make a greater impact

FUNDRAISEUP.COM BROOKLYN





Nonprofits are the third largest industry in the U.S. bringing in $410B in donations every year of which $31B comes from online giving. That seems like a lot, but a full 85% of online donors never finish the process because the forms are unnecessarily long and not user-friendly. Our tech combines donor psychology with e-commerce best... more

Peter Byrnes Chief Executive Officer @ Fundraise Up

Why you may want to support us...

1. $31B donated online to U.S. nonprofits in 2017.
2. 32% donor conversion rate vs 15% industry standard.
3. Collected over $1.2M in nonprofit donations since January 2018 launch.
4. Generates 3x the donation revenue.
5. 45 nonprofit clients. Zero attrition.
6. 3,300 transactions to date.
7. Founders invested $200K and raised $265K from angel investors.

Why investors ❤ us

WE'VE RAISED $1,851,867 SINCE OUR FOUNDING



"We were excited when we found Fundraise Up. It's a very user-friendly platform that we know has increased our ratio of new donors. Additionally, the average amount per donation has gone up. Love the simplicity but even more so all the payment options there are with one click."

Mark Whitehead
Co-Founder and Executive Director, Neverthirst



Nonprofits are always helping the people that needs help and making this fundraise up is my vision when I want to contribute some capital and help the shape of the world!!!...

Jorge A Mendoza Barajas
I am Jorge, I am a great person with full skills to help startups businesses and invest in new ones to shape the future of this huge country


OHANA
GETDOWN

To pay it forward.

De Kenta Jumpman

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Peter Byrnes
Chief Executive Officer
Ran a successful design studio in Brooklyn for 20 years. Founded multiple companies.

in



Yuriy Smirnov
Chief Operating Officer
Build and led tech startups valued at over $100M. Ran dev company with $1M annual revenue.

in



Anton Isaykin
Chief Technical Officer
Founded & sold Spotify-like music app with 4M MAUs.

in



Igor Noskov
AI Engineer
10 years of strong algorithmic skills with a focus on AI, cryptography and machine learning.

in



Nikita Shumilin
Backend Engineer
10 years of specializes in algorithmic solutions, finances and working with large data sets.

in



Dmitry Paputsa
Frontend Engineer
16 years of building complex UI with heavy user interactions used and loved by millions.

in



Pavel Rysych
Product Designer
6 years of experience with product design, user interfaces, user experiences and UI design
in



Alexandr Gorokhov
Backend Engineer
Worked in a large bank and sporting bet startup.



Veronika Serebrennikova
Prospect Research
Prospect research, outreach and marketing management.
in



Suzanne Sobel
Advisor
EVP Ad Sales and Marketing, Martha Stewart Living Omnimedia, $2B brand
in

In the news



Bringing the Power of A.I. to Donation Technology - Episode 003

Peter Byrnes, CEO of Fundraise Up, joins the Changemaker Forum Podcast to discuss leveraging A.I. to usher in a new ERA of donation technology.

July 4, 2018 @ podcast.changemakerforum.com


JEREMY BROWN

Creating Sustainable Nonprofit Funding - Jeremy Brown

Running a nonprofit is harder than running a for-profit. There, I said it. While there are some similarities, there are some stark differences between the two. While a for-profit can raise millions of dollars with zero

May 24, 2018 @ blog.socialjeremy.com

Our Donor Conversion Rate is 2x the Industry Average

The Problem: Nonprofits Lose Digital Donors Due to Antiquated Tech

Nonprofits are losing potential revenues from digital donors because of antiquated methods and technology. They work hard and spend a lot of resources to get potential donors to their site through outreach, social media promotion, etc.

For every 100 donors that come, 7 donors that click on "donate" button but only 1 actually completes the process with the average donation being $130. At this rate 99% of potential donors don't donate. And the 1% that do, give less than they could. That is a lot of money to leave on the table.

Our Solution: Focus on Emotion & Employ Enterprise-level E-Commerce Best Practices

Our next generation giving tech removes emotional and technical barriers and increases the emotional connection to the nonprofit's ask. When the rational mind is not challenged and the emotional mind is supported, donors donate and give more per donation.

We integrate with nonprofits' website to handle their online donations employing modern tech, e-commerce best practices, donor psychology, and machine learning. Our tech is globalized (in multiple languages, tax compliance, international currencies, regional payment options).

All of this optimizes the donation funnel and triggers positive emotional cues for the donor. The nonprofit's mission remains front and center, solidifying the emotional connection to the nonprofit's ask resulting in a x3 donation revenue increase.


Secure Donation
GIVE ONCE
MONTHLY
$ 60
USD
$40
$100
$200
$1,000
$2,500
$5,000
DONATE
Payment method
$ 60 USD/MONTH
Cover processing fee
Donate with Pay
Credit Card
PayPal
Bank Account
Thank you for your generous gift!
Close



Trusted Tech

While nonprofits of all sizes can benefit from our tech, we have focused specifically on the pain points of large enterprise nonprofits. For example, we are the only online donation solution using machine learning to calculate suggested donation amounts.

We support nonprofit operations in multiple countries each with their own currency, language(s), tax compliance, and regional payment methods popular in that country. A/B testing and deep analytic data are some of the other enterprise level features we offer.

We are deeply focused on online donations and have a suite of features each designed to push donations up and collectively improve the donation funnel. This allows us to collect up to 3 times more than alternative options.


API
Artificial Intelligence
intuit QuickBooks
stripe
zapier
salesforce
Secure Donation
GIVE ONCE
MONTHLY
$ 60
USD
$40
$100
$200
$1,000
$2,500
$5,000
Designate to Where it is needed most
Give In Honor / Memory
Add Comment
DONATE
Pay
G Pay
Alipay
venmo
blackbaud
AMPLY
Double the Donation
Google Analytics
$ € ¥ ₿
PayPal
amazon pay
facebook Ads
MailChimp
PLAID

45 Customers and Counting

AFRICAN ENTERPRISE

CHILD MIND INSTITUTE

neverthirst

HOPE OpenMedicine Foundation

THE ADVENTURE PROJECT

BOYS & GIRLS CLUBS OF SILICON VALLEY

Our Pitch Deck


Fundraise Up
Nonprofits | Enterprise | B2B | SAAS | AI | Payments
Fundraise Up is a Brooklyn based payments technology startup assisting nonprofits in collecting donations online
Fundraise Up has developed proprietary technology to address the $30B market opportunity
The company processed $0.5M in donations since launch in January 2018
Founders invested $200K and raised $265K from angel investors
fundraiseup.com

How We Started

Peter was running his design firm in Brooklyn for 20 years working with many nonprofits and sitting on the board of a some of them. Yuriy and Anton are software developers who Peter worked with for many years. The three of them came together to start a development firm.

One day, Peter was asked to support a friend who was doing a popular Breast Cancer walk. Having done the same walk a few years earlier himself, he was happy to do so. When he went online to make the donation, he was faced with a typical long form to fill out which he did. The form didn't like something and wiped out his info so he did it again. And then a third time. And finally the fourth time took. Just then Yuriy happened to call Peter who went on and on about how frustrating it was to try and **give** this charity money and how he didn't have time for this in the middle of day, etc. (30 minutes to give someone money!)

Yuriy agreed as he had had the same experience many times. A light went off. After extensive research on the industry, they realized why organizations that collected billions of dollars had such substandard experiences whereas a for-profit company would have made significant investment. It was because the nonprofit's mission was clear—to help people, not build fundraising tech.

At this point in life, Peter, Yuriy and Anton wanted to do something that would make a real difference in people's lives. They knew they could bring real value to this space so they decided to move their entire development team to focus solely on Fundraise Up. And thus the fun began!


FundraiseUp


Fundraise Up

In 8 Months, We've Processed $520K Across 3,300 Transactions

	Year to Date	Estimated 2018 Total
Transactions, #	≈3.3K	10K+
Processed donations, $	≈$0.5M	$3M* – $6M**
Fundraise Up Revenue, $	≈$10K	≈$60K – $120K

** Due to donor giving patterns, ~50% of annual donations are collected in November and December each year.*

*** Based on the acquisition of new clients before the end of 2018.*

There is no guarantee that the numbers will materialize as planned. Projections for September 2018 and later are dependent on variables outside our control and may not materialize as displayed.

Our Monthly Processing Volume



$200K
$150K
$100K
$50K
February '18
March '18
April '18
May '18
June '18
Processing Volume

Timeline

Fundraise Up soft launched 9 months ago. After onboarding 45 nonprofits entirely by word-of-mouth they decided to focus specifically on the pain points of large enterprise nonprofits.



Launched with $200K investment from founders.
Processed $100K in donations.
Raised $226K from angel investors.
Launched WEFUNDER campaign.
Process $3M- $6M in donations.
Close seed round of $1.5M
Process $50M+ in donations.
January 2018
March 2018
Q3 2018
You are here
September 2018
End of 2018
Q1 2019
Q4 2019

Investor Q&A

– COLLAPSE ALL

What does your company do?

Nonprofits are the third largest industry in the U.S. bringing in $410B in donations every year of which $31B comes from online giving. That seems like a lot, but a full 85% of online donors never finish the process because the forms are unnecessarily long and not user-friendly. Our tech combines donor psychology with e-commerce best practices to maximize donations. By converting more donors to give higher amounts, we generate 3x the donations of traditional donor flows.

Where will your company be in 5 years?

In just 8 short months, we've proven that our product maximizes online donations to nonprofits. We've helped 45 nonprofits collect over $500K. As the first enterprise donation solution fully adapted to work with regional languages, currencies, payment options, and tax compliance, we believe we have the competitive advantage to be the go-to embedded fundraising tool for the 1.5 million nonprofits across the country—and globally.

What do you do at Fundraise Up?

We generate more income for nonprofits so that they can do more. And we do that through tech and the donation process.

Since the online donation market has become busy, what makes you feel there is room for what you do?

The nonprofit work space itself is a huge industry in the United States. It's the third largest industry behind only retail and manufacturing. Nonprofits contribute almost $1 Trillion or about 5.4% of entire GDP. Nonprofits account for 11 million jobs and 10% of all private-sector employment. However, because those organizations have so much focus on their missions, like feeding and educating people, or helping the disabled, they don't have the resources to increase their revenue the way any for-profit company or startup would. So basically, there is a massive amount of money passing through the nonprofit world, but the way they collect the money is causing a huge loss of revenue. Nonprofits don't get as much money as they could to say the least. Because of the antiquated technology they use, 6 out of 7 donors don't complete the donation process. When 100 people go to an individual nonprofit's website, 7 people will start the donation process, but only 1 person will complete it. So currently only 1% of visitors donate. Most of the money in nonprofit work is still offline. Even now, in 2018, 90% of all donations are in the form of a physical check or wire transfer. Only 10% is online, and from this 10%, 25% is through crowdfunding, and 75% is direct website giving. The direct website donation method is extremely basic so far. It's typical if you have a $100 million annual budget to process maybe $10M, $20 online. So, a nonprofit may get $10M online, through extremely old technology. This is where the problem is because people are now used to a certain level of technology in today's world. They use Uber. They use Apple. They use Facebook. And they are used getting a certain level of quality UX, easy-to-use formats, payment options, identifications, and all the things that nonprofits currently lack. On top of that, donors have to fill out something like an old government form, with forty fields, random orders, bad motivation, no emotion. It becomes a very technical process. When the donor clicks on the donate button, it's an emotional experience. The nonprofit has managed to get somebody enrolled to the point that they're actually clicking the donate button. That's a right brain experience. But after you click on the button, it becomes a left brain experience because of the way the process is structured and the questions that are asked. It becomes a very unrewarding experience and people feel like they're being tested, and immediately they start thinking, "Well, maybe I shouldn't donate so much" or "Maybe I'll do this later," —later never comes. And that's why there's such a high abandonment rate. So, we set out to remove the friction and make that experience as rewarding as possible for the donor to keep the right brain engaged to as close to the end of the process as possible. We use different e-commerce techniques that have been tried and proven, as well as some that we've come up with on our own, to keep that emotional appeal going from beginning to end, because we also want the donor to come back. For example, we have a screen that you can enable that will prompt a donor to give $15 a month instead of giving a lump sum of a $100. With this, we have been able to convert one-time donors to monthly donor at a 32% rate which is really high.

How have you been able to make the conversion rate so much higher?

First, when a donor lands on a nonprofit page we have what we call "Donor magnets." Like they sound, they are designed to get more donors clicking and starting the process. Currently only 7% click on the donate button. So we increase that. It's all the different combinations, all the different asks, that prompt people to click on the donate button.
We then focus on the donor experience. By using multiple payment options we let the donor picked their trusted payment option. We remove any and all friction we can, we include emotional cues such as a floating heart when a donor makes the donation monthly. We keep the entire experience on the nonprofits website—no redirects as redirects are conversion killers. You don't see Uber or Expedia redirecting you to a third party site. All the experience has to happen through the nonprofit space. We then use artificial intelligence to figure out what is the best amount to ask. People don't like being asked for too much. If you ask too little, then most people make the donation, but they give less to the cause. So, it's very important to figure out that exact amount. Asking for the right amount is definitely something that increases a campaign's success.
We also look at patterns. If I'm donating a week before Christmas, and it's 2am, maybe I have a glass of wine and am listening to Sarah McLachlan singing "In the Arms of an Angel" I'm probably quite emotional. I'm not looking to give $10 to my favorite animal shelter—I'm going to give a lot more. Conversely a month later in January when the holiday bills come and I'm at work I'm probably going to be a bit more tempered in my giving. In both cases we want the donor to feel that their donation amount matters, makes an impact and most importantly makes them feel good about themselves.
All of this adds up to ask the right amount at the right time which leads to larger revenue for the nonprofit.

Do you have competitors that offer the same sort of experience for website donations?

Most of the large organizations just have their own form. Our more direct competitors would be Classy and Blackbaud. GoFundMe and CrowdRise are sometimes mistaken as being direct competition but they are crowdsourcing donations, we are direct giving. Our competitors tend to be donor management systems that focus on the entire donor relationship of which online donations is just a sliver. We're the opposite. We go extremely deep, and we don't go broad. We do online donations and we do it really, really well. I like to use the analogy of a sports store. You go in, you can buy a bike, a kayak, and a basketball. With us, we're like Italian racing bikes. That's it. We do the one thing really well.

How did you decide this online donation issue was a problem you wanted to solve?

A friend of mine asked me to sponsor her for the breast cancer walk, which I had done a prior year. I said, "Absolutely. I'll sponsor you." So, I went online to pledge $50, and I started filling out the form. And it was a long form. I filled it out, hit submit, and it didn't like something and it didn't tell me what it didn't like. I couldn't figure it out. And it also erased all my information, so I did it again. And then I did it a third time. And then a fourth time, when it finally took. Yuriy just happened to call me right when I was just finishing that up, and I had a little meltdown about the fact that I was trying to give these people money, and it had become such a hassle. I told him that I still supported the charity intellectually, but emotionally, I didn't ever want to go on that website and donate again. I don't want to spend 30 minutes in the middle of my day trying to give somebody money. I was really not happy about it. And I'm certain that anyone who has ever donated online has had a similar experience. Maybe not as bad, but it's not a great experience. I'm trying to give you money, and you're making it difficult for me.
We discussed it and realized that we could bring real value to this space and after doing extensive research, decided to put all our resources in doing just that. How it SHOULD work is: You get a text that someone needs money and you have Apple Pay, you donate in three clicks and are done before your latte's ready. And that's really what we want to do, right? We want to get people when they're emotionally present to be able to do it quickly and easily. That's why all the different payment methods are so critical. Because, if I want to give you a recurring donation, if a charity currently uses PayPal, I have to sign up for a PayPal account. I don't want a PayPal account, you know? I want to use Apple Pay. I want to use what I want to use. And that's super important.

How different is this from Stripe? And then why wouldn't Stripe easily be able to add this feature for a nonprofit?

We actually use Stripe, but Stripe is a high-level payment processor. Stripe doesn't focus on the work that fits donation because a nonprofit is not just about the payment. There is a lot of additional information to collect, then all the data has to go to donor management systems. There are a lot of features critical to a nonprofit, like making a current donation, the ability to manage a current donation, to cancel it, to change the date, to coordinate employer matching, get the receipts, back up all receipts, and now add different countries, different banks ... this is a huge space. Stripe's widget is much more primitive. Stripe's user databases are not set up to comply with the regulatory requirements around being a 501(c)(3). We build on top of what they do, but we incorporate Stripe, PayPal, Amazon Pay, and all the future payment options, like Bitcoin.The donation space is no different from a ticketing space. Eventbrite, for example, is not just a payment. It's much more. The same goes for the donation page. The key is to get that form into the nonprofit's website, make it as friendly as possible, and create an emotional experience where a person feels great about making a donation. We collect all the data behind the scenes, and in a moment, the history of each field donor fills up, and we get all this information processed for analytics and pass that data along to the nonprofit.

Tell me about the moment of launch and key progress since then.

We launched in January. We processed over half a million dollars since then, which is no small thing, when you consider that we're asking organizations to trust us to process their money when we had NO history of doing so before. So, we had to build confidence, which we've done. In fact, to speak to the trust of the product, we've had several $20K donations and a $35 donation go through our system. You don't do that on your phone with your credit card unless you trust the system. We've processed over 3,300 transactions. We expect to do over 10,000 by the end of the year. Everything we've collected will double during the last two months of the year because that's the massive season for giving.

So, just like in normal retail, people are shelling out for donations in November and December?

Exactly. So, we are pushing to get everyone signed up by November to ride that wave. Some of them give two or three times more then. One of our charities has a triple-matching for November and December.

How much are you expecting to process this year, and what is your revenue from that?

We are expecting to process $3–6M in 2018. We take between 2% and 5% per transaction as our platform fee plus gateway. Gateway fluctuates slightly depending on which payment method is used. So, a credit card could be 2.2% + 30¢. ACH would be 0.8%. AMEX is 3.5%. So, there's a little variation. In our system, you can set the widget to default that the donor will pay the fee, which we highly recommend, because our data shows that 92% of donors will pay the fee. There's no monthly fee, setup fee, or hidden fees. Because 92% of donors pay the fee, a nonprofits effective rate is less than 1%. So nonprofits love that but beyond low fees our real value is doubling or tripling their online revenue. We've had no attrition. Everyone loves it.

What are the key progress indicators you measure?

We measure how many people who click on the donate button actually complete that process. The key number for us is 32%. The typical number talked about in the industry is 15%. The world's best charities, for instance Charity Water, which is considered like a god in the nonprofit industry, is at around 32%. So, we are right now at the same level as the world's best charities, and next year, we certainly can go higher than that. We assess how happy people are with the process. We find out if there's any friction for them, any reasons to not donate. We collect information on why people don't donate. We try to understand what the problem is, what makes that particular person abandon the transaction, and if there's anything we can do to prevent that. To give you an idea, let's say somebody had a recurring donation, and then they said, "Oh, we want to cancel it." We would prompt them with, "Hey, would you consider lowering it, or would you like to put it on pause?" We do all these kinds of things to try to keep that relationship going in a good way.

Realistically, how much do you think you can improve your conversion?

I figure that having about 40% is probably the max. I think even Amazon talked about a 60% abandon rate. But, I feel that the conversion is just one of the parameters. Another parameter is how much a person gives. Because that's an emotional process, you could do $40, you could do $60, you could do $80. It's not about the value. It's more about the right ask. It's about trying to figure out what numbers work for you—specifically. So that's another big area of improvement.

We also look at the number of people who actually click on the donate button. We see 100 people coming to the website and only 7 making a click. So, over 90% don't click. And why not? We make the button itself prompt you to donate. We create an ask. We provide options around the current rate. We ask people to convert from being one-time donors to making recurring donations. A recurring donation in the industry wins 4 times more money over a year than a one-time donation. So, all these little things add up, and the total result is being able to double the revenue online. And we're hoping that next year, we'll be able to triple that. Because we are fully integrated with the nonprofit website, we know everything about each user. We have a history of their widgets. We know the devices. We analyze all the data and come up with better ways to do things. Our competitors basically push all potential donors to one online form. But with our system, traffic is pushed to specific customized donation forms that are tailored to that specific ask. For example, Child Mind Institute, one of our customers, did a 30-day campaign with 30 celebrities. Sarah Silverman had her own "widget" with her photo and her story, and she could post it on social media with a direct URL option we offer. If I am interested in Sarah's story, that she was depressed as a teenager, and I want to support her cause, I click on that link. I am immediately directed to Child Mind's website, and her specific widget is opened and I donate right there on Sarah's widget with her story. So, I'm not being driven to some generic donation form that everybody else is being driven to for every other reason, right? So, you can have countless donation forms. We call the launchers "Donor magnets." Maybe one donor magnet is an image that's going to pull somebody in, or maybe it's in the form of a donate button that says 'monthly' with a pulsing heart. Maybe the magnet already says $50 is already set right there, and you're just clicking "yes." So, we can have countless calls-to-action, all our launchers, right there. We're not making a one-size-fits-all. We're looking at what the particular call-to-action is, and we customize multiple widgets for that. So, with Child Mind Institute, that was 30 widgets for each day of May. We added a different celebrity every single day.

How is the market trending, and how do you see yourselves inserting into those kinds of donation spaces?

The entire market is $410 billion. $30 billion of that is for current online giving from individuals. And this market is increasing 11% every year. We believe that in the next 15–20 years, the whole market will be online. While there are 1.5 Million nonprofits in the US, because we focus on the large enterprise segment, our potential market is over 100,000 nonprofits in the United States alone. Currently we accept 135 currencies, and next year, we'll be fully set up to work outside the United States, which means providing donor experiences in local languages, using local payment options, aligning with local processes and issuing local tax-compliant receipts for each country. For example, we have ACH in the United States, but in the Netherlands, they have something else called iDEALs, so we'll set up iDEALs and the widget will be in Dutch. Again, because people want to be able to donate as easily as possible. So, those are really big things. And nobody else has this. There is a huge gap in the market itself. If you go international, it's an empty field. Because our competition is broad rather than deep, having a solution that actually works in multiple countries would be extraordinarily expensive and complicated. We have 45 customers so far, and we are in talks with some of the biggest ones.

So, would getting one blue-chip customer like Save the Children pave the way to getting everybody else? Are there any competitors you're worried about?

The advantage we have is that because we're focused on online donations and not the entire offline donor management, we can integrate with a nonprofit's current donor management system. We don't require them to institute major internal process changes. Whereas, if you were going to switch to Blackbaud for example, which is the big player in this space, it's a whole process, and your entire internal process has to be changed. That's a major cost financially and politically internally. People don't like change. So, our tech integrates instead of replaces their donor management system. They can maintain Blackbaud. They can maintain Classy. They can maintain all of the donor management systems they have, and simply use us for the online donation process. And we write over data to Blackbaud, to Classy, to all the donor management systems. You can export from us, use an API, and we give you all the different integrations with third-party systems

Paint me a picture of the next 6 to 12 months. What are the internal goals? Where do you think you'll be this time next year?

We started with smaller organizations, and then we moved to mid-level organizations. We have 45 clients right now. Our typical client processes about a $1M a year online, right now. We're still in the process of switching to the larger enterprise organizations. For that, we have to add some certain enterprise-level features. For example, analytics. They have to be very advanced analytics reporting systems. We have to give more integrations with third-party systems. We have to launch full localization so that a company like Save the Children can use us on their entire set of 30+ international websites. That's more attractive for a bigger international nonprofit. Which is what we're raising capital for. We aim to process over a $1B within the next four years. So, for the next year, our internal goal is a $100M in processing per year. To give you context, the two biggest players in the industry are PayPal and Blackbaud. I believe PayPal processes something like $11B a year in donations. And Blackbaud processes $8B or $9B a year. These are both potential buyers for us, too.

What is so sensible about what you're doing, that Blackbaud couldn't do?

Blackbaud is so broad. They do everything. It's an all-in-one system. A 30-year-old company run from a desktop. They have a web version, but they do everything—donor management system, marketing, physical mail, segmentation, websites, campaigns, large donor events, memberships, etc. They are in every aspect of the nonprofit space. And obviously they have donation forms. So for them, it's not that they cannot do that. It's just not the priority for them. Because they do everything, they cannot be truly international. It would be an extremely huge process for them to scale all their operations into different countries. For us, we were designed from day one to be international.
We feel the international component is our key differentiation. That's something Blackbaud cannot have tomorrow. It's too much for them to handle, because they can't just be international in one aspect. They have to do international events, international marketing, and be in compliance with international tax law. But our "true" competition is not Blackbaud or Classy or even PayPal. Our "true" competition are nonprofits who build their own forms which are primitive. They collect $10M or $20M a year through a traditional form, and they're afraid to change it. That's what 9 out of 10 big nonprofits are using right now. That's our true competitor.

What are you guys worried about?

Honestly, we were worried a lot 6 months ago. But right now, we've proven our key theory. We have a proven product. We've gotten a lot of love from the customers. Our first technology was far from perfect, but now the path is much clearer. We see that internationalization is a key component that nobody else will have. Financially, we have invested $200K into the company so far. We actually raised about $265K. Our monthly burn is about $20K per month. With additional money, we can build more. We can allow ourselves to increase the burn rate a little higher. We can add more features and get faster. So, before we were worried about having enough money to get that far. We were worried about whether we'd be able to interest large organizations. But now, because of the level of interest we have from big organizations, we aren't worried about that anymore. We have the confidence that the product is well-needed for organizations. We have a small company, but we are still able to interest even the world's largest nonprofits. From my perspective, the thing I would worry about most is being inundated by medium-sized nonprofits who have a million questions and need a lot of hand-holding, which could happen, and us not having the funding to be able to bring on the staff to help handle it.

At what point is there such a thing as over-demand that would break you?

We are growing in a cautious way, for that very reason. We are capable, obviously, of handling these issues, but we would just prefer that to happen in phases, not all at once. Not tomorrow. We have advanced technology, using a lot of multi-servers. We do testing for high load. We are built to scale from day one.We have built multiple startups. We built multiple projects before, and we had our development company with over $1M in revenue. So, we are very capable of managing a large-scale enterprise product and have been from day one. We started with those things in mind. I'm not worried about technology. And in terms of registration, the onboarding process is quick and, like our product, has very little friction. Integration is the final step in the process where a little JavaScript is inserted in their website, and they are good to go. We currently have the capacity to onboard five or ten companies a day. And obviously, if it gets to that level, that means we have really gained significance in the space.

Tell me about the two of you who are the founders and why you came together to do this.

So, I've had a graphic design firm here in Brooklyn for 21 years. I met Yuriy about 15 years ago. He had a background as a developer and was CTO for some startups. We worked together on many products and eventually created Campus on Fire a few years ago. It's a development company where we built large peer-to-peer marketplaces. The development team we put together would ultimately be the Fundraise Up team.
We got the revenue for our company to over $1M a year. I was also on the board of some nonprofits, and Yuriy was doing a lot of e-commerce work. Our third co-founder, Anton, had built and sold a Spotify-like app that had 5M or 6M unique users per month. We invited the people we had previously worked with to join us when we created Fundraise Up. So basically, we have a helluva team. We do need to build up a sales team and add support people. I worked for years with, Suzanne Sobel, who was the EVP of Adsales and Marketing for Martha Stewart Living Omnimedia. Suzanne has come on board to help us with sales and marketing and is very excited about what we're doing.

What are your plans for the money from the fundraising you're doing now?

We would love to bring four or five additional developers on board to facilitate adding the full-blown international component. That would allow us to get to the large nonprofit market much faster.
For example, Save the Children has 28 completely different sites, with different languages and different payment situations, and they have to manage all of those. Also, our client, African Enterprise, has 15 sites, and we are only on the one for the United States. They have 14 more international sites, and they often send us a message asking when we'll be ready for the other sites. Even our small nonprofits need the international component. Open Medical Foundation who funds and initiates collaborative and groundbreaking research into chronic complex diseases have donors from all over the world want to contribute. Now they can in 135 currencies. Next month, they are opening up a sister charity in Canada, and they're just waiting for us to have that for them. Prior to using Fundraise Up, OMF had daily complaints about their online process. Since the day they've put us in, they've had zero complaints.

Financials

Fundraise Up has financial statements ending December 31 2019. Our cash in hand is $354,284.09, as of December 2019. Over the three months prior, revenues averaged $33,942.27/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $56,747.14/month.

At a Glance

January 1 to December 31



$$$$

$148,093 +420%
Revenue



-$401,810
Net Loss



IOU!

$0
Short Term Debt



$336,867
Raised in 2019



$354,284
Cash on Hand
As of 12/31/19

INCOME | BALANCE | NARRATIVE

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Nonprofits are the third largest industry in the U.S. bringing in $410B in donations every year of which $31B comes from online giving. That seems like a lot, but a full 85% of online donors never finish the process because the forms are unnecessarily long and not user-friendly. Our tech combines donor psychology with e-commerce best practices to maximize donations. By converting more donors to give higher amounts, we generate 3x the donations of traditional donor flows.

Historical Results of Operations

Our company was organized in October 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $148,092.61 compared to the year ended December 31, 2018, when the Company had revenues of $28,470.73. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.

- *Assets*. As of December 31, 2019, the Company had total assets of $376,308.09, including $376,308.09 in cash. As of December 31, 2018, the Company had $397,202.50 in total assets, including $397,202.50 in cash.

- *Net Loss*. The Company has had net losses of $401,810.07 and net losses of $187,414.59 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities*. The Company's liabilities totaled $897,523.65 for the fiscal year ended December 31, 2019 and $515,000 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $265,000 in convertibles and $1,500,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Fundraise Up Inc. cash in hand is $354,284.09, as of December 2019. Over the last three months, revenues have averaged $33,942.27/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $56,747.14/month, for an average burn rate of $22,804.87 per month. Our intent is to be profitable in 12 months.

As for May 2020 we have $1.2M in the bank, monthly revenue of $93K and expenses of ~$100K a month.

1. We currently have $1.2M in the bank.

2. We expect to get significant revenue released from our larger accounts we onboarded early this year.

3. Due to donor giving patterns, ~50% of annual donations are collected in Q4, so we expecting to collect most of our annual revenue in Q4.

4. Our pessimistic model assumes ~$1M in net revenue with expenses of about ~$1.6M and optimistic model ~$3M in net revenue with expenses under $3M this year.

Founders off the company have personal saving enough to keep company going for an extra year if needed.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-271%	100%	-107%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.05	$37,023	100%
Revenue to Receivables:	**Debt Ratio:**	
100%	239%	

Fundraise Up Financials 2019.pdf

Risks

1. The Company faces competition from other companies in the SaaS for fundraising space. Existing companies that engage in the business or are within the API for donations space could introduce new or enhance existing products. If Fundraise Up is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Fundraise Up's growth.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. Fundraise Up has had minimal early stage revenue. Since it is early stage, there is a risk that customers will not adopt the product and they will not be able to hit their revenue milestones. Fundraise Up will need to aggressively close on new clients and begin processing larger transactions for the current clients in order to generate their revenue targets.

5. Fundraise Up takes a 2-5% fee for all transactions, which is a very small portion of the overall GMV. Because of the low margin, they will need to scale quickly to hit revenue goals.

6. The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

7. Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

8. We must correctly predict, identify, and interpret changes in donor preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Donor preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of donor and to offer products that appeal to donor preferences. If we do not offer products that appeal to donor, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in donor preferences. If we do not accurately predict which shifts in doner preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

9. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate donor acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

10. We have not authorized any Preferred Stock, which SAFE holders shares would convert to in a conversion event. This may be concerning to investors.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Yuriy Smirnov	Operations & Product @ Fundraise Up	2017
Anton Isaykin	Product @ Fundraise Up	2017
Peter Byrnes	Sale @ Fundraise Up	2017

Officers

OFFICER	TITLE	JOINED
Yuriy Smirnov	COO	2017
Anton Isaykin	CTO	2017
Peter Byrnes	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Yuriy Smirnov	2,500,000 Common Stocks	27.8%
Peter Byrnes	2,500,000 Common Stocks	27.8%
Anton Isaykin	2,500,000 Common Stocks	27.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
01/2020	$1,000,000	SAFE
11/2019	$250,000	SAFE
12/2018	$250,000	SAFE
05/2019	$86,867	SAFE
09/2018	$25,000	Convertible Note
09/2018	$25,000	Convertible Note
09/2018	$25,000	Convertible Note
09/2018	$40,000	Convertible Note
09/2018	$12,500	Convertible Note
09/2018	$25,000	Convertible Note
09/2018	$12,500	Convertible Note
07/2018	$25,000	Convertible Note
08/2018	$25,000	Convertible Note
06/2018	$12,500	Convertible Note
06/2018	$12,500	Convertible Note
03/2018	$25,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
03/12/2018	$25,000	2.0%	25.0%	$4,000,000	06/12/2019
06/15/2018	$12,500	2.0%	20.0%	$4,000,000	12/15/2019
06/15/2018	$12,500	2.0%	20.0%	$4,000,000	12/15/2019
07/20/2018	$25,000	2.0%	20.0%	$4,000,000	01/20/2020
08/07/2018	$25,000	2.0%	20.0%	$4,000,000	02/20/2020
09/12/2018	$12,500	2.0%	20.0%	$4,000,000	03/12/2020
09/13/2018	$12,500	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$25,000	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$25,000	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$40,000	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$25,000	2.0%	20.0%	$4,000,000	03/13/2020
09/13/2018	$25,000	2.0%	20.0%	None	03/13/2020

Outstanding Debts

None.

Related Party Transactions

The Company's shareholders also control another Company called Campus on Fire. The Company utilizes this affiliate to pay their contractors and has put a deposit with Campus on Fire in the amount of $19,804 and is recorded as a prepayment on the balance sheet.

Use of Funds

$50,000	80% toward product development, 15% toward general operations, 5% toward Wefunder fees
$500,000	60% toward product development, 20% toward product business development, 15% toward general operations, 5% toward Wefunder fees
$1,000,000	40% toward product development, 40% toward product business development, 15% toward general operations, 5% toward Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,200,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.